SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PACKAGING DYNAMICS CORPORATION

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

695160101

(CUSIP number)

Mr. Gordon Woodward

Kohlberg & Company

111 Radio Circle

Mt. Kisco, New York 10549

(914) 241-7430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Julie H. Jones, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

February 24, 2006

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and find copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 22 Pages)

CUSIP No. 695160101	SCHEDULE 13D	Page 2 of 22

1.	NAME OF REPORTING PERSONS:
Kohlberg Management V, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
20-1316854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

3,985,561*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,985,561*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

37.1%**
14.	TYPE OF REPORTING PERSON (See Instructions)

OO

*	Beneficial ownership of the common stock, par value $.01 per share, of Packaging Dynamics Corporation (“Common Stock”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 10,751,249 shares of Common Stock issued and outstanding as of February 24, 2006, which number is based on the representations made by Packaging Dynamics Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 695160101	SCHEDULE 13D	Page 3 of 22

1.	NAME OF REPORTING PERSONS:
Kohlberg Investors V, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
20-1316709
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

3,985,561*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,985,561*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

37.1%**
14.	TYPE OF REPORTING PERSON (See Instructions)

PN

*	Beneficial ownership of the common stock, par value $.01 per share, of Packaging Dynamics Corporation (“Common Stock”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 10,751,249 shares of Common Stock issued and outstanding as of February 24, 2006, which number is based on the representations made by Packaging Dynamics Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 695160101	SCHEDULE 13D	Page 4 of 22

1.	NAME OF REPORTING PERSONS:
Kohlberg Partners V, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
20-1316674
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

3,985,561*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,985,561*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

37.1%**
14.	TYPE OF REPORTING PERSON (See Instructions)

PN

*	Beneficial ownership of the common stock, par value $.01 per share, of Packaging Dynamics Corporation (“Common Stock”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 10,751,249 shares of Common Stock issued and outstanding as of February 24, 2006, which number is based on the representations made by Packaging Dynamics Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 695160101	SCHEDULE 13D	Page 5 of 22

1.	NAME OF REPORTING PERSONS:
Kohlberg TE Investors V, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
20-1316732
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

3,985,561*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,985,561*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

37.1%**
14.	TYPE OF REPORTING PERSON (See Instructions)

PN

*	Beneficial ownership of the common stock, par value $.01 per share, of Packaging Dynamics Corporation (“Common Stock”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 10,751,249 shares of Common Stock issued and outstanding as of February 24, 2006, which number is based on the representations made by Packaging Dynamics Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 695160101	SCHEDULE 13D	Page 6 of 22

1.	NAME OF REPORTING PERSONS:
Kohlberg Offshore Investors V, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
20-1316761
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

3,985,561*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,985,561*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

37.1%**
14.	TYPE OF REPORTING PERSON (See Instructions)

PN

*	Beneficial ownership of the common stock, par value $.01 per share, of Packaging Dynamics Corporation (“Common Stock”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 10,751,249 shares of Common Stock issued and outstanding as of February 24, 2006, which number is based on the representations made by Packaging Dynamics Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 695160101	SCHEDULE 13D	Page 7 of 22

1.	NAME OF REPORTING PERSONS:
KIPB TE Acquisition Corp.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
20-4047947
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

3,985,561*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,985,561*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

37.1%**
14.	TYPE OF REPORTING PERSON (See Instructions)

CO

*	Beneficial ownership of the common stock, par value $.01 per share, of Packaging Dynamics Corporation (“Common Stock”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 10,751,249 shares of Common Stock issued and outstanding as of February 24, 2006, which number is based on the representations made by Packaging Dynamics Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 695160101	SCHEDULE 13D	Page 8 of 22

1.	NAME OF REPORTING PERSONS:
KIPB Offshore Acquisition Corp.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
20-4047989
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

3,985,561*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,985,561*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

37.1%**
14.	TYPE OF REPORTING PERSON (See Instructions)

CO

*	Beneficial ownership of the common stock, par value $.01 per share, of Packaging Dynamics Corporation (“Common Stock”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 10,751,249 shares of Common Stock issued and outstanding as of February 24, 2006, which number is based on the representations made by Packaging Dynamics Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 695160101	SCHEDULE 13D	Page 9 of 22

1.	NAME OF REPORTING PERSONS:
KIPB Holdings Group, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
20-2471266
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

3,985,561*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,985,561*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

37.1%**
14.	TYPE OF REPORTING PERSON (See Instructions)

OO

*	Beneficial ownership of the common stock, par value $.01 per share, of Packaging Dynamics Corporation (“Common Stock”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 10,751,249 shares of Common Stock issued and outstanding as of February 24, 2006, which number is based on the representations made by Packaging Dynamics Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 695160101	SCHEDULE 13D	Page 10 of 22

1.	NAME OF REPORTING PERSONS:
KIPB Holdings, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
20-2848061
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

3,985,561*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,985,561*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

37.1%**
14.	TYPE OF REPORTING PERSON (See Instructions)

OO

*	Beneficial ownership of the common stock, par value $.01 per share, of Packaging Dynamics Corporation (“Common Stock”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 10,751,249 shares of Common Stock issued and outstanding as of February 24, 2006, which number is based on the representations made by Packaging Dynamics Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 695160101	SCHEDULE 13D	Page 11 of 22

1.	NAME OF REPORTING PERSONS:
Thilmany, L.L.C.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
20-2471266
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

3,985,561*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,985,561*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

37.1%**
14.	TYPE OF REPORTING PERSON (See Instructions)

OO

*	Beneficial ownership of the common stock, par value $.01 per share, of Packaging Dynamics Corporation (“Common Stock”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 10,751,249 shares of Common Stock issued and outstanding as of February 24, 2006, which number is based on the representations made by Packaging Dynamics Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Packaging Dynamics Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3900 West 43rd Street, Chicago, Illinois 60632.

Item 2. Identity and Background.

(a) and (f)

This statement is being filed jointly by the following: (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Kohlberg Management V, LLC, a Delaware limited liability company (“Fund V”), (ii) Kohlberg Investors V, L.P., a Delaware limited partnership (“Investors”), (iii) Kohlberg Partners V, L.P., a Delaware limited partnership (“Partners”), (iv) Kohlberg TE Investors V, L.P., a Delaware limited partnership (“TE”), (v) Kohlberg Offshore Investors V, L.P., a Delaware limited partnership (“Offshore”, and collectively with Investors, Partners, and TE, the “Funds”), (vi) KIPB Offshore Acquisition Corp., a Delaware corporation (“KIPB Offshore”), (vii) KIPB TE Acquisition Corp., a Delaware corporation (“KIPB TE”), (viii) KIPB Holdings Group, LLC, a Delaware limited liability company (“KIPB”), (ix) KIPB Holdings, LLC, a Delaware limited liability company (“Holdings”), and (x) Thilmany, L.L.C., a Delaware limited liability company (“Thilmany”).

Thilmany is a wholly-owned subsidiary of Holdings. Holdings is a wholly-owned subsidiary of KIPB. Collectively, Investors, Partners, KIPB Offshore and KIPB TE own a majority of the shares of KIPB. KIPB TE is a wholly-owned subsidiary of TE. KIPB Offshore is a wholly-owned subsidiary of Offshore. Fund V is the general partner of the Funds. James A. Kohlberg is the Managing Member of Fund V (the “Managing Member”). Samuel P. Frieder, Christopher Lacovara, John S. Eastburn, Jr., Gordon Woodward and Shant Mardirossian are Members of Fund V (the “Members”). Mr. Kohlberg, Mr. Frieder, Mr. Lacovara, Mr. Eastburn, Jr., Mr. Woodward and Evan Wildstein are members of the Operating Committee of Fund V (collectively with the Managing Member and the Members, the “Principals”). All of the Principals are citizens of the United States.

The name, business address, present principal occupation or employment of each director and executive officer of each Reporting Person and each person controlling a Reporting Person is set forth on Schedule A.

Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)

The principal place of business and principal office of the Principals, Fund V, the Funds, KIPB Offshore, KIPB TE, KIPB and Holdings is 111 Radio Circle, Mt. Kisco, New York 10549. The principal place of business and principal office of the Thilmany is 600 Thilmany Road, Kaukauna, Wisconsin 54130.

(c)

The principal occupation of the Principals is the management of Fund V and certain affiliates. The principal business of Fund V is to be the general partner of the Funds. The principal business of the Funds is to make investments in, buy, sell, hold, pledge and assign securities. KIPB TE owns outstanding equity securities of KIPB and does not engage in any other business. KIPB Offshore owns outstanding equity securities of Holdings and does not engage in any other business. KIPB owns all of the outstanding equity securities of Holdings and does not engage in any other business. Holdings owns all of the outstanding equity securities of Thilmany and does not engage in any other business. The principal business of Thilmany is the manufacturing and conversion of lightweight packaging, pressure sensitive and industrial papers for use in a variety of packaging, medical, consumer product and industrial applications.

(d) - (e)

During the last five years, neither the Reporting Persons nor, to the knowledge of any Reporting Person, any other person or entity referred to in this Item 2 (including those listed on Schedule A hereto): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the Merger Agreement described in Item 4, as a condition to the willingness of Thilmany to enter into the Merger Agreement, and as an inducement and in consideration therefore, Thilmany entered into a Voting Agreement, dated as of February 24, 2006 (the “Voting Agreement”), with Packaging Investors, L.P., a Delaware limited partnership (the “Principal Stockholder”). By reason of Thilmany’s entering into the Voting Agreement with the Principal Stockholder, Thilmany may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Voting Agreement. By virtue of their direct and indirect ownership of Thilmany’s capital stock, Fund V, the Funds, KIPB Offshore, KIPB TE, KIPB and Holdings may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Voting Agreement. The transactions contemplated by the Voting Agreement do not require the expenditure of any funds. Thilmany anticipates that it will fund the transactions contemplated by the Merger Agreement through a combination of debt and equity financing. For a more detailed description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

Merger Agreement

On February 24, 2006, Thilmany, KTHP Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Thilmany (“Newco”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides that, subject to certain conditions, Newco will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation after the Merger (the “Surviving Corporation”). As a result of the Merger, the Company will become a wholly-owned subsidiary of Thilmany.

Subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) and as a result of the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive fourteen dollars ($14.00) in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and, subject to rights of dissenting shares under the Merger Agreement, each holder of a certificate representing any such shares shall cease to have any rights with respect thereto except the right to receive the Merger Consideration upon the surrender of such certificate in accordance with the Merger Agreement. Immediately prior to the effective time of the Merger, outstanding Company stock options will be cancelled in exchange for an amount equal to the product of (i) $14.00 minus the exercise price of each option, and (ii) the number of shares underlying the option.

The parties have made customary representations, warranties and covenants in the Merger Agreement, including, among others, the Company making covenants (i) to conduct its business in the ordinary course and not to engage in certain kinds of transactions, including paying dividends, between the execution of the Merger Agreement and the consummation of the Merger, (ii) not to solicit alternative transactions and (iii) subject to certain exceptions, that its board of directors will recommend approval and adoption of the Merger Agreement and the Merger by Company stockholders and that it will not enter into discussions concerning, or provide confidential information in connection with, alternative transactions.

The Merger Agreement contains certain termination rights for both Thilmany and the Company, and further provides that, upon termination of the Merger Agreement under specified circumstances, either the Company or Thilmany may be required to pay the other party a termination fee of $5,000,000.

The consummation of the Merger is subject to the approval of the Company’s stockholders, receipt of necessary clearance under the Hart-Scott-Rodino Antitrust improvements Act and other customary closing conditions.

Voting Agreement

As noted in Item 3 above, in connection with the Merger Agreement, as a condition to the willingness of Thilmany to enter into the Merger Agreement, and as an inducement and in consideration therefore, on February 24, 2006, Thilmany entered into the Voting Agreement with the Principal Stockholder. Pursuant to the Voting Agreement, the Principal Stockholder, at any meeting of the stockholders of the Company, however called, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought, shall: (i) appear at such meeting or otherwise cause the Covered Shares (as defined below) to be counted as present thereat for the purposes of establishing a quorum; (ii) vote (or cause to be voted) in person or by proxy the Covered Shares in favor of the approval of the Merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement; and (iii) vote (or cause to be voted) the Covered Shares against any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or securities of the Company or any of its subsidiaries (other than pursuant to the Merger) or any other Acquisition Proposal (as defined below). The duties of the Principal Stockholder set forth in this paragraph apply during the period from and including February 24, 2006 through and including the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) written notice of termination of the Voting Agreement by Thilmany to the Principal Stockholder (the “Voting Period”).

“Covered Shares” means all of the shares of the Common Stock of which the Principal Stockholder was beneficial owner as of February 24, 2006, as well as any securities issued or exchanged with respect to such shares upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or any other change in the Company’s capital structure or securities of which the Principal Stockholder acquires beneficial ownership after the date hereof and prior to the termination hereof, whether by purchase, acquisition or upon exercise of options, warrants, conversion of other convertible securities or otherwise.

“Acquisition Proposal” means any inquiry, proposal or offer made by any person other than Thilmany, Newco or any affiliate thereof relating to (i) the acquisition of, other than in the transactions contemplated by the Merger Agreement, (x) the Company, (y) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of 25% or more of any class of capital stock of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving the Company including, without limitation, any single or multistep transaction or series of related transactions which is structured in good faith to permit such person to acquire beneficial ownership of 25% or more of any class of capital stock of the Company, or (z) 25% or more of the fair market value of the assets of the Company and its subsidiaries taken as a whole, or (ii) any other merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries.

In connection with its performance under the Voting Agreement, the Principal Stockholder irrevocably appointed Thilmany (or any designee of Thilmany) as its proxy and attorney-in-fact, to vote (or cause to be voted) the Covered Shares during the Voting Period to the extent described above. The proxy and power of attorney granted pursuant to the Voting Agreement shall terminate automatically upon termination of the Voting Agreement.

The Principal Stockholder has agreed not to, other than pursuant to the terms of the Voting Agreement or the Merger Agreement and except with respect to item (ii) below, without the prior written consent of Thilmany or as otherwise provided in the Voting Agreement, during the term of the Voting Agreement, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares or (ii) sell, pledge assign, transfer, encumber or otherwise dispose of (including by merger, consolidation or otherwise by operation of law), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect assignment, transfer, encumbrance or other disposition (including by merger, consolidation or otherwise by operation of law), of any Covered Shares. The Voting Agreement requires that the Principal Stockholder and Thilmany deliver joint written instructions to the Company and the Company’s transfer agent stating that the owned shares subject to the Voting Agreement may not be sold, transferred, pledged, assigned, hypothecated, tendered or otherwise disposed of in any manner without the prior written consent of Thilmany or except in accordance with the terms and conditions of the Voting Agreement.

The Principal Stockholder has agreed to cease or cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal. The Principal Stockholder has agreed not to (i) initiate, solicit, propose, or knowingly encourage or facilitate any inquiries or the making of any Acquisition Proposal (ii) enter into any agreement or agreement in principal with respect to an Acquisition Proposal or (iii) engage in negotiations or discussions with, or furnish any information or data to, any person relating to, in connection with or which would reasonably likely lead to an Acquisition Proposal.

Pursuant to the Merger Agreement, the directors of Newco immediately prior to the Effective Time will be the initial directors of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. As of the Effective Time, the certificate of incorporation and the by-laws of Newco shall be the certificate of incorporation and by-laws of the Surviving Corporation.

Following the consummation of the Merger, Thilmany intends that the common stock will be delisted from NASDAQ and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

The foregoing summaries of the Merger Agreement and Voting Agreement are qualified in their entirety by reference to these agreements. A copy of the Voting Agreement is an exhibit hereto and a copy of the Merger Agreement was filed with the Securities and Exchange Commission on February 27, 2006, as Exhibit 2.1 to the Company’s Form 8-K.

Item 5. Interest in Securities of the Issuer.

(a)

Pursuant to the Voting Agreement, dated as of February 24, 2006, the Reporting Persons may be deemed to beneficially own 3,985,561 shares of Common Stock, which represents approximately 37.1% of the outstanding Common Stock. This percentage calculation is based on 10,751,249 shares of Common Stock issued and outstanding as of February 24, 2006, which number is based on the representations made by the Company in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

As members of Fund V, the Principals may be deemed to beneficially own the securities subject to the Voting Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Principals that he is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the best of the knowledge of the Reporting Persons, none of the persons listed on Schedule A beneficially owns any shares of the Common Stock.

(b)

Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have shared power to vote 3,985,561 shares of Common Stock held by the Principal Stockholder.

(c)

Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), has effected any transaction in the Common Stock during the past sixty days.

(d)

To the knowledge of any of the Reporting Persons, except for the Principal Stockholder, no other person possesses any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Shares.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

A.	Joint Filing Undertaking, dated as of March 3, 2006.

B.	Voting Agreement, dated February 24, 2006, by and between Thilmany and the Principal Stockholder.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2006

KOHLBERG MANAGEMENT V, LLC

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Member

KOHLBERG INVESTORS V, L.P.

By: Kohlberg Management V, LLC, its general partner

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Member

KOHLBERG PARTNERS V, L.P.

By: Kohlberg Management V, LLC, its general partner

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Member

KOHLBERG TE INVESTORS V, L.P.

By: Kohlberg Management V, LLC, its general partner

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Member

KOHLBERG OFFSHORE INVESTORS V, L.P.

By: Kohlberg Management V, LLC, its general partner

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Member

KIPB TE ACQUISITION CORP.

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	President

KIPB OFFSHORE ACQUISITION CORP.

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	President

KIPB HOLDINGS GROUP, LLC

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Manager

KIPB HOLDINGS, LLC

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Manager

THILMANY, L.L.C.

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Vice President

Schedule A

The following table sets forth the name and the present principal occupation or employment of each director or executive officer of the Reporting Persons. Each individual is a citizen of the United States, his business address is 111 Radio Circle, Mount Kisco, New York 10549, and his business telephone is (914) 241-7430.

Name and Age	Present Principal Occupation or Employment
John S. Eastburn, Jr.	Member and member of the operating committee of Kohlberg Management V, LLC, and Principal of Kohlberg & Company, L.L.C.

Samuel P. Frieder	Member and member of the operating committee of Kohlberg Management V, LLC, Vice President and Director of KIPB TE Acquisition Corp. and KIPB Offshore Acquisition Corp., Manager and Vice President of KIPB Holdings Group, LLC, and Principal of Kohlberg & Company, L.L.C.

Seth H. Hollander	Manager of KIPB Holdings Group, LLC, and Associate of Kohlberg & Company, L.L.C.

James A. Kohlberg	Managing member and member of the operating committee of Kohlberg Management V, LLC, Manager of KIPB Holdings Group, LLC, and Managing Member of Kohlberg & Company, L.L.C., a private equity firm.

Christopher Lacovara	Member and member of the operating committee of Kohlberg Management V, LLC, Manager of KIPB Holdings Group, LLC, and Principal of Kohlberg & Company, L.L.C.

Shant Mardirossian	Member of Kohlberg Management V, LLC, Treasurer, Vice President of KIPB Holdings Group, LLC, Secretary and Director of KIPB TE Acquisition Corp. and KIPB Offshore Acquisition Corp., and Principal and Chief Financial Officer of Kohlberg & Company, L.L.C.

Nelson J. Rohrback	Chairman of the Board of Managers of KIPB Holdings Group, LLC.

Evan Wildstein	Member of the operating committee of Kohlberg Management V, LLC, and Principal of Kohlberg & Company, L.L.C.

Gordon Woodward	Member and member of the operating committee of Kohlberg Management V, LLC, President and Director of KIPB TE Acquisition Corp. and KIPB Offshore Acquisition Corp., Manager of KIPB Holdings Group, LLC, Manager of KIPB Holdings, LLC, Manager and Vice President of Thilmany, LLC, and Principal of Kohlberg & Company, L.L.C.

John Zuleger	Manager of KIPB Holdings Group, LLC. President and Chief Executive Officer of KIPB Group Holdings, LLC, President of Thilmany, L.L.C.

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: March 3, 2006

KOHLBERG MANAGEMENT V, LLC

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Member

KOHLBERG INVESTORS V, L.P.

By: Kohlberg Management V, LLC, its general partner

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Member

KOHLBERG PARTNERS V, L.P.

By: Kohlberg Management V, LLC, its general partner

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Member

[Signatures continue on following page]

KOHLBERG TE INVESTORS V, L.P.

By: Kohlberg Management V, LLC, its general partner

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Member

KOHLBERG OFFSHORE INVESTORS V, L.P.

By: Kohlberg Management V, LLC, its general partner

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Member

KIPB TE ACQUISITION CORP.

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	President

KIPB OFFSHORE ACQUISITION CORP.

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	President

[Signatures continue on following page]

KIPB HOLDINGS GROUP, LLC

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Manager

KIPB HOLDINGS, LLC

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Manager

THILMANY, L.L.C.

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Vice President

EXHIBIT B

VOTING AGREEMENT

This VOTING AGREEMENT (the “Agreement”), dated as of February 24, 2006, is made by and between Packaging Investors, L.P., a Delaware limited partnership (the “Stockholder”) and Thilmany, L.L.C., a Delaware limited liability company (“Parent”). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, concurrently herewith, Parent, Packaging Dynamics Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Newco”), and Packaging Dynamics Corporation, a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of Newco with and into the Company with the Company as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, the Stockholder beneficially owns and has the power to vote and dispose of 3,985,561 shares of common stock, par value $0.01 per share, of the Company (the “Owned Shares” and, together with any securities issued or exchanged with respect to such shares upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or any other change in the Company’s capital structure or securities of which the Stockholder acquires beneficial ownership after the date hereof and prior to the termination hereof, whether by purchase, acquisition or upon exercise of options, warrants, conversion of other convertible securities or otherwise, collectively referred to herein as, the “Covered Shares”); and

WHEREAS, as a condition to the willingness of Parent and Newco to enter into the Merger Agreement, each of Parent and Newco has required that the Stockholder agree, and in order to induce Parent and Newco to enter into the Merger Agreement, the Stockholder has agreed, to enter into this Agreement with respect to (a) the Covered Shares and (b) certain other matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

VOTING AGREEMENT

Section 1.1 Voting Agreement. The Stockholder hereby agrees that during the Voting Period (as defined below), at any meeting of the stockholders of the Company, however called, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought, the Stockholder shall (i) when a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum and (ii) vote (or cause to be voted) in person or by proxy the Covered Shares in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and (iii) vote (or cause to be voted) the Covered Shares against any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or securities of the Company or any of its subsidiaries (other than pursuant to the Merger) or any other Acquisition Proposal. For the purposes of this Agreement, “Voting Period” shall mean the period commencing on the date hereof and ending immediately prior to any termination of this Agreement pursuant to Section 5.2 hereof.

Section 1.2 Proxy.

(a) THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, PARENT, THE PRESIDENT OF PARENT AND THE SECRETARY OF PARENT, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF PARENT, AND ANY OTHER DESIGNEE OF PARENT, EACH OF THEM INDIVIDUALLY, THE STOCKHOLDER’S IRREVOCABLE (UNTIL THE TERMINATION DATE (AS DEFINED BELOW)) PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE COVERED SHARES IN ACCORDANCE WITH SECTION 1.1. THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION DATE) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY THE STOCKHOLDER WITH RESPECT TO THE COVERED SHARES.

(b) Except with respect to breaches of representations, warranties, covenants and agreements expressly set forth in this Agreement, the parties acknowledge and agree that neither Parent, nor Parent’s successors, assigns, subsidiaries, divisions, employees, officers, directors, shareholders, agents and affiliates, shall owe any duty to, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of action, costs, expenses (including reasonable attorney’s fees) and compensation of any kind or nature whatsoever to the Stockholder in connection with, as a result of or otherwise relating to any vote (or refrain from voting) by Parent of the Covered Shares subject to the irrevocable proxy hereby granted to Parent at any annual, special or other meeting or action or the execution of any consent of the stockholders of the Company. The parties acknowledge that, pursuant to the authority hereby granted under the irrevocable proxy, Parent may vote the Covered Shares pursuant to Section 1.1 in furtherance of its own interests, and Parent is not acting as a fiduciary for the Stockholder.

(c) Except pursuant to Section 5.2 of this Agreement, this irrevocable proxy shall not be terminated by any act of the Stockholder or by operation of law (including, without limiting the foregoing, the termination of any trust or estate for which the Stockholder is acting as a fiduciary or fiduciaries or the dissolution or liquidation of any corporation or partnership). If after the execution hereof any trust or estate should be terminated, or if any corporation or partnership should be dissolved or liquidated, or if any other such event or events shall occur before the Termination Date, certificates representing the Covered Shares shall be delivered by or on behalf of the Stockholder in accordance with the terms and conditions of the Merger Agreement and this Agreement, and actions taken by the Parent hereunder shall be as valid as if such termination, dissolution, liquidation or other event or events had not occurred, regardless of whether or not the Parent has received notice of such termination, dissolution, liquidation or other event.

Section 1.3 Other Matters. Except as set forth in Section 1.1, the Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the stockholders of the Company. In addition, nothing in this Agreement shall give Parent or any of its officers or designees the right to vote any Covered Shares in connection with the election of directors.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Stockholder as follows:

Section 2.1 Valid Existence. Parent is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to carry on its business as it is now being conducted.

Section 2.2 Authority Relative to This Agreement. Parent has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by Parent and, assuming the due authorization, execution and delivery by the other party hereto, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 2.3 No Conflict

(a) The execution and delivery of this Agreement by the Parent does not, and the performance of its obligations under this Agreement by the Parent and the consummation by the Parent of the transactions contemplated hereby will not, (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Parent or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under any contract to which the Parent is a party; except for violations, breaches or defaults that would not materially impair the ability of the Parent to perform its obligations hereunder.

(b) The execution and delivery of this Agreement by the Parent does not, and the performance of its obligations under this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not materially impair the ability of the Parent to perform its obligations hereunder.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent as follows:

Section 3.1 Valid Existence. The Stockholder is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware.

Section 3.2 Authority Relative to This Agreement. The Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by the other party hereto, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.3 No Conflict.

(a) The execution and delivery of this Agreement by the Stockholder does not, and the performance of its obligations under this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby will not, (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under any contract to which the Stockholder is a party; except for violations, breaches or defaults that would not materially impair the ability of the Stockholder to perform its obligations hereunder.

(b) The execution and delivery of this Agreement by the Stockholder does not, and the performance of its obligations under this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not materially impair the ability of the Stockholder to perform its obligations hereunder.

Section 3.4 Ownership of Shares. As of the date hereof, the Stockholder has good and marketable title to and is the record and beneficial owner of the Owned Shares, free and clear of all pledges, liens, proxies, claims, charges, security interests, preemptive rights, voting trusts, voting agreements, options, rights of first offer or refusal and any other encumbrances or arrangements whatsoever with respect to the ownership, transfer or other voting of the Owned Shares, except liens granted to lending institutions with respect to the extension of credit and the granting of loans to the Stockholder; provided, however, such liens do not impair the ability of the Stockholder nor require the consent of such lender (i) to sell, transfer or assign the Owned Shares pursuant to the Merger, (ii) to grant to Parent the proxy hereunder or (iii) to or for the Stockholder to comply with its obligations pursuant to Section 4.3 hereof.

Section 3.5 The Stockholder Has Adequate Information. The Stockholder is a sophisticated investor with respect to the Covered Shares and has independently and without reliance upon Parent and based on such information as the Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that Parent has not made nor makes any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Except to the extent expressly provided herein, the Stockholder acknowledges that the agreements contained herein with respect to the Covered Shares by the Stockholder are irrevocable, and that the Stockholder shall have no recourse to the Covered Shares or Parent with respect to the Covered Shares, except with respect to breaches of representations, warranties, covenants and agreements expressly set forth in this Agreement.

Section 3.6 Parent’s Excluded Information. The Stockholder acknowledges and confirms that (a) Parent may possess or hereafter come into possession of certain non-public information concerning the Covered Shares and the Company which is not known to the Stockholder and which may be material to the Stockholder’s decision to vote in favor of the Merger (“Parent’s Excluded Information”), (b) the Stockholder has requested not to receive Parent’s Excluded Information and has determined to vote in favor of the Merger notwithstanding its lack of knowledge of Parent’s Excluded Information, and (c) Parent shall have no liability or obligation to the Stockholder in connection with, and the Stockholder hereby waives and releases Parent from, any claims which the Stockholder or its successors and assigns may have against Parent (whether pursuant to applicable securities, laws or otherwise) with respect to the non-disclosure of Parent’s Excluded Information; provided, however, nothing contained in this Section 3.6 shall limit the Stockholder’s right to rely upon the express representations and warranties made by Parent in this Agreement, or the Stockholder’s remedies in respect of breaches of any such representations and warranties.

ARTICLE IV.

COVENANTS OF THE STOCKHOLDER

The Stockholder hereby covenants and agrees as follows:

Section 4.1 No Solicitation. From and after the date of this Agreement, the Stockholder will cease and cause to be terminated any discussions or negotiations with any parties (other than Parent, Newco and their respective representatives) that may be ongoing with respect to an Acquisition Proposal. The Stockholder will not, and will not authorize or permit its partners, employees or affiliates to directly or indirectly (i) initiate, solicit, propose or knowingly encourage or facilitate any inquiries or the making of any Acquisition Proposal (ii) enter into any agreement or agreement in principle with respect to an Acquisition Proposal or (iii) engage in negotiations or discussions with, or furnish any information or data to, any person relating to, in connection with or which would reasonably likely lead to an Acquisition Proposal.

Section 4.2 No Transfer. Other than pursuant to the terms of this Agreement or the Merger Agreement and except with respect to clause (ii) below, as disclosed in Article III of this Agreement, without the prior written consent of Parent or as otherwise provided in this Agreement, during the term of this Agreement, the Stockholder hereby agrees to not, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares or (ii) sell, pledge, assign, transfer, encumber or otherwise dispose of (including by merger, consolidation or otherwise by operation of law), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect assignment, transfer, encumbrance or other disposition of (including by merger, consolidation or otherwise by operation of law), any Covered Shares. Promptly following the date hereof, the Stockholder and Parent shall deliver joint written instructions to the Company and to the Company’s transfer agent stating that the Owned Shares may not be sold, transferred, pledged, assigned, hypothecated, tendered or otherwise disposed of in any manner without the prior written consent of Parent or except in accordance with the terms and conditions of this Agreement. If any Covered Shares are acquired after the date hereof by the Stockholder, the foregoing instructions shall be delivered upon acquisition of such Covered Shares.

Section 4.3 Public Announcement. The Stockholder shall, except as may be required by law, consult with Parent before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of Parent, except as may be required by law.

Section 4.4 Additional Shares. The Stockholder shall as promptly as practicable notify Parent of the number of any new Covered Shares acquired by the Stockholder, if any, after the date hereof. Any such shares shall be subject to the terms of this Agreement as though owned by the Stockholder on the date hereof.

ARTICLE V.

MISCELLANEOUS

Section 5.1 Consent. Pursuant to the terms of the Stockholders Agreement dated as of July 1, 2002, among the Company, the Stockholder, DCBS Investors, L.L.C. and CB Investors, L.L.C., as amended, the Stockholder hereby consents to the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement.

Section 5.2 Termination. This Agreement and all of its provisions shall terminate upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) written notice of termination of this Agreement by Parent to the Stockholder (such date of termination, the “Termination Date”); except that the provisions of Article V shall survive any such termination.

Section 5.3 Amendment of Merger Agreement. The obligations of the Stockholder under this Agreement shall terminate if the Merger Agreement is amended or otherwise modified after the date hereof without the prior written consent of the Stockholder in a manner that reduces or changes the form of the Merger Consideration or if the Effective Time has not occurred by September 30, 2006.

Section 5.4 Survival of Representations and Warranties. The respective representations and warranties of the Stockholder and Parent contained herein shall not be deemed waived or otherwise affected by any investigation made by the other party hereto. The representations and warranties contained herein shall expire with, and be terminated and extinguished upon, consummation of the Merger, and thereafter no party hereto shall be under any liability whatsoever with respect to any such representation or warranty.

Section 5.5 Fees and Expenses. Except as otherwise provided herein or as set forth in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

Section 5.6 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth business day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed. All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.6):

if to Parent:

Thilmany, L.L.C.

600 Thilmany Road

Kaukauna, Wisconsin 54130

Attention: John P. Zuleger

(920) 766-8267 (telephone)

(920) 766-8510 (facsimile)

with a copy to:

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Attention: Julie H. Jones

(617) 951-7294 (telephone)

(617) 951-7050 (facsimile)

if to the Stockholder:

Packaging Investors, L.P.

201 Main Street, Suite 3100

Fort Worth, Texas 76102

Attention: Kevin G. Levy

Additionally, any notice delivered to any party hereto shall also be given to the Company in accordance with this Section 5.6 at:

Packaging Dynamics Corporation

3900 West 43rd Street

Chicago, Illinois 60632

Attention: Frank V. Tannura

(773) 843-8006 (telephone)

(773) 254-8136 (facsimile)

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Street

Chicago, Illinois

Attention: William R. Kunkel

(312) 407-0820 (telephone)

(312) 407-8514 (facsimile)

Section 5.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 5.8 Entire Agreement; Assignment. This Agreement and the Merger Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent or Newco may assign all or any of their rights and obligations hereunder to an affiliate, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 5.9 Amendment. This Agreement may be amended by the parties at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 5.10 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of the other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 5.11 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 5.12 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the choice of law principles therein).

Section 5.13 Specific Performance; Submission to Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of the State of New York or, if such court does not have jurisdiction over the subject matter of such proceeding or if such jurisdiction is not available, in the state courts located within New York, New York, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of the State of New York and the state courts located within New York, New York in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the United States District Court for the Southern District of the State of New York or the state courts located within New York, New York and (iv) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 5.6. Each party hereto hereby agrees that, to the fullest extent permitted by Law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 5.6 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

Section 5.14 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.14.

Section 5.15 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.16 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 5.17 Further Assurances. From time to time, at the request of the other party and without further consideration, each party hereto shall take such reasonable further action as may reasonably be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Stockholder, the Company, Parent and Newco have caused this Agreement to be duly executed on the date hereof.

THILMANY, L.L.C.

By:	/s/ Gordon H. Woodward
	Name:	Gordon H. Woodward
	Title:	Vice President

PACKAGING INVESTORS, L.P.

By:	Group III 31, L.L.C., General Partner

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President